FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 18, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the
First Quarter 2006
Highlights
•	IFRS is leading GAAP from 1Q 06

•	Group revenues increase by 15.8% to EUR 1,158.6 million

•	Group operating income grows by 30.7% to EUR 221.6 million

•	Consolidated net income increases by 39.2% to EUR 154.0 million, earnings per share grow by 45.5%

•	Wireline revenues grow slightly supported by an increase of Internet revenues and international wholesale

•	Higher subscriber numbers result in strong wireless growth
Note: All financial figures are based on IFRS; if not defined otherwise, all comparisons are given year-on-year.
Consolidated 1Q 06 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 1Q 05.

Results for the First Quarter 2006
Summary
Group Review
Consolidated Balance Sheets
Consolidated Statements of Operations*
Consolidated Statements of Cash Flows*
Consolidated Statement of Changes in Stockholders’ Equity
Net Debt
Reconciliation from Adjusted EBITDA to Net Income*
Operating Results by Segment*
Capital expenditures
Personnel
Operational Data Wireline
Operational Data Wireless*
SIGNATURE

Summary
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1Q 2006“) are available on our website at www.telekom.at
Results for the first half 2006 will be announced on August 23, 2006.
Contacts:
Investor Relations
Peter E. Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19001
E-Mail: peter.zydek@telekom.at
Corporate Communications
Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

in EUR million	1Q 06	1Q 05	% change

Revenues	1,158.6	1,000.6	15.8%
Operating income	221.6	169.6	30.7%
Net income	154.0	110.6	39.2%
Adjusted EBITDA*	504.3	432.5	16.6%
Earnings per share (in EUR)	0.32	0.22	45.5%

Capital expenditures	121.8	119.2	2.2%

in EUR million	March 31, 2006	Dec. 31, 2005	% change

Net debt	2,977.4	3,113.7	-4.4%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Vienna, May 17, 2006 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first quarter 2006 ending March 31, 2006.
Beginning from 1Q 06 Telekom Austria will report primary financial statements under IFRS. The financial report for the year 2005 according to IFRS as well as quarterly information of 1Q 05 to 4Q 05 are available on our website at www.telekom.at
During the first quarter 2006 total group revenues increased by 15.8% to EUR 1,158.6 million.
Wireline revenues increased slightly by 0.9% to EUR 534.9 million in 1Q 06 supported by higher revenues from Internet access & media and wholesale voice & Internet. In the wireless business, the 30.8% increase in revenues to EUR 688.2 million was primarily attributable to the consolidation of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenues increased by 6.9% to EUR 562.4 million in 1Q 06. The increase was driven by higher traffic revenues and higher monthly rental revenues as a result of rising subscriber figures as well as higher equipment revenues.
Group operating income in 1Q 06 rose by 30.7% to EUR 221.6 million. Operating income in the wireline segment increased by 10.9% to EUR 49.7 million, mainly driven by decreasing depreciation and amortization charges. Operating income in the wireless segment grew by 37.9% to EUR 171.4 million primarily as a result of the consolidation of Mobiltel. Excluding Mobiltel, operating income in the wireless segment increased by 2.9% to EUR 127.9 million despite higher depreciation and amortization and an increase of material and interconnection expenses.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 16.6% to EUR 504.3 million during 1Q 06, with a 4.4% decrease in the wireline segment to EUR 210.4 million being more than offset by a 38.4% increase in the wireless segment to EUR 293.6 million. Excluding Mobiltel, adjusted EBITDA in the wireless segment rose by 2.1% to EUR 216.6 million, despite a one-time gain from retirement of long-lived assets in the amount of EUR 6.3 million in 1Q 05.
Primarily as a result of the consolidation of Mobiltel and due to a higher operating income, consolidated net income of Telekom Austria rose by 39.2% to EUR 154.0 million. Earnings per share increased by 45.5% from EUR 0.22 to EUR 0.32.
Group capital expenditures for tangible and intangible assets increased by 2.2% to EUR 121.8 million during 1Q 06 compared to the same period last year.
Net debt decreased by EUR 136.3 million to EUR 2,977.4 million at the end of March 2006, compared to EUR 3,113.7 million at the end of December 2005. Net gearing decreased from 106.7% at December 31, 2005 to 98.7% at the end of March 31, 2006.
2       Telekom Austria Group: Results for the First Quarter 2006

Group Review
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 17.

Wireline
in EUR million	1Q 06	1Q 05	% change

Revenues	534.9	530.2	0.9%
Operating income	49.7	44.8	10.9%
Adjusted EBITDA*	210.4	220.1	-4.4%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Revenues and operating income by segment
Wireline
The total number of ADSL lines (including 114,100 wholesale customers) rose by 38.8% to 616,000 at the end of March 2006 compared to end of March 2005. In 1Q 06, 39,800 ADSL net adds were recorded. In 1Q 05, the number of ADSL net adds amounted to 60,300 as a result of strong sales campaigns following the comprehensive relaunch of the ADSL product portfolio at the end of 2004.
Wireline voice minutes declined by 6.1% to 1.27 billion minutes, a slowdown compared to last year’s 7.5% decline, while the total voice market shrunk by 7.3% in 1Q 06. This development is primarily due to ongoing fixed-to-mobile migration. Including Internet dial-up minutes, total minutes decreased by 16.2% to 1.73 billion. This reflects a stronger decline in dial-up minutes due to the ongoing growth in broadband lines.
The average voice tariff increased by 1.3% to 7.6 Eurocent per minute during 1Q 06 compared to the same period last year. This was mainly a result of a shift in the call mix to international destinations and mobile networks and due to the positive impact from bonus packages, whereas the reduction of mobile termination tariffs did not have an impact yet. The number of bonus packages allowing customers to adapt their telephone service to their calling patterns through optional packages increased by 77.4% to 624,875.
At the end of March 2006, the number of access lines fell by 3.7% to 2.77 million compared to end of March 2005. The rate of decline remained stable compared to last year. The number of TikTak lines rose by 8.2% to 1.6 million at the end of March 2006. The number of unbundled lines increased from 83,500 in 1Q 05 to 146,500 in 1Q 06.
Successful customer retention led to an increase in voice market share to 55.5% at the end of March 2006 compared to 55.4% at year end 2005, and 55.0% at the end of March 2005. Market share including Internet dial-up increased to 55.9% compared to 55.7% at year-end 2005 and 55.8% at the end of March 2005.
Wireline revenues increased slightly by 0.9% to EUR 534.9 million in 1Q 06 attributable to higher revenues from Internet access & media and wholesale voice & Internet.
Other operating income remained unchanged at EUR 9.9 million in 1Q 06, compared to the same period last year.
Switched voice traffic revenues decline slowed down in 1Q 06 to 1.8% to EUR 99.8 million compared to a decline of 2.8% in 1Q 05. Revenues from switched voice traffic were impacted by a lower traffic volume, which was partly offset by higher average tariffs as a result of a change in call mix to mobile networks and positive effects from bonus packages.
Revenues from switched voice monthly rental and others fell by 4.3% to EUR 133.2 million as a result of a decrease in access lines and sales promotions waiving the installation fee for new voice and ADSL lines.
Revenues from Internet access & media grew by 16.0% to EUR 67.3 million mainly driven by the higher ADSL subscriber base. The e-card, a chip card-based computer system which simplifies public health administration in Austria also contributed to this growth.
Telekom Austria Group: Results for First Quarter 2006      3

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 18 and 19.

Wireless
in EUR million	1Q 06	1Q 05	% change

Revenues	688.2	526.0	30.8%
Operating income	171.4	124.3	37.9%
Adjusted EBITDA*	293.6	212.1	38.4%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Revenues from payphones & value added services decreased from EUR 12.6 million to EUR 10.8 million in 1Q 06. Higher revenues from value added services such as calling cards and nationwide telephone numbers for corporate customers could not offset lower revenues from payphone usage.
Data & IT solutions including wholesale data revenues rose slightly by 0.8% to EUR 103.6 million with demand from corporate customers for IP Voice solutions, housing & hosting and corporate network solutions more than offsetting price pressure on leased lines.
Wholesale voice & Internet revenues increased by 4.6% to EUR 92.3 million mainly driven by strong international voice revenues from international transit. High transit volumes from and to mobile networks are responsible for this increase and thus compensating a weaker national voice development.
Other revenues increased slightly by 0.4% to EUR 27.9 million due to higher equipment and directory service sales.
Wireline depreciation and amortization expenses fell by 8.3% to EUR 160.7 million compensating higher material and interconnection expenses in 1Q 06. Material expenses rose due to higher material requirements for LAN solutions and more voice customer equipment sold. Interconnection expenses increased as lower national termination costs were offset by higher expenses for international calls as increased volumes translated into higher costs. Personnel costs increased by 1.1% as pay increases under the collective bargaining agreement were largely offset by reductions in the headcount and lower expenses for stock options. Services received have risen strongly due to higher expenses for leased lines for corporate customers expanding abroad. Other cost increased as lower cost from marketing could not offset an increase of a loss from retirement of long lived assets from switching equipment by EUR 4.8 million.
Operating income in the wireline segment rose by 10.9% to EUR 49.7 million in 1Q 06.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 4.4% to EUR 210.4 million, corresponding to an adjusted EBITDA margin of 39.3% in 1Q 06 compared to 41.5% in 1Q 05.
The number of customers at Czech On Line totalled 193,400 at the end of 1Q 06, compared to 239,000 at the end of 1Q 05. Czech On Line’s strong growth of its voice and DSL customers base compared to last years period could not offset churn from dial-up customers.
Revenues of Czech On Line increased by 11.7% to EUR 6.2 million mainly driven by higher interconnection and value added service revenues. Operating income fell from EUR 0.2 million in 1Q 05 to a loss of EUR 1.4 million in 1Q 06 due to higher service and sales costs. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) fell from EUR 0.8 million in 1Q 05 to a loss of EUR 0.8 million in 1Q 06.
Wireless
The total number of customers in the wireless segment grew by 83.3% to 9.13 million as of March 31, 2006, compared to end of March 2005 primarily attributable to the acquisition of Mobiltel. Excluding Mobiltel the wireless subscriber base increased by 9.9% to 5.47 million subscribers.
Revenues in the wireless segment rose by 30.8% to EUR 688.2 million during 1Q 06 primarily driven by the contribution of Mobiltel.
4       Telekom Austria Group: Results for the First Quarter 2006

On a comparable basis, excluding Mobiltel, wireless revenues increased by 6.9% to EUR 562.4 million mainly driven by higher monthly rental revenues as a result of a larger subscriber base and higher equipment revenues.
Operating income rose by 37.9% to EUR 171.4 million and operating income before depreciation and amortization and impairment charges (adjusted EBITDA) increased by 38.4% to EUR 293.6 million.
On a comparable basis, excluding Mobiltel, wireless operating income rose by 2.9% to EUR 127.9 million. In 1Q 05 operating income included a one-time gain from retirement of long-lived assets in the amount of EUR 6.3 million from a one-time sale of an UMTS frequency package in the amount of EUR 1.1 million and due to GSM equipment sales in the amount of EUR 5.2 million.
Operating income before depreciation, amortization and impairment charges on a comparable basis (adjusted EBITDA), excluding Mobiltel, rose by 2.1% to EUR 216.6 million in 1Q 06.
mobilkom austria
Austrian mobile penetration reached 107.7 % at the end of March 2006 reflecting multiple SIM card usage, compared to 99.6% a year ago. mobilkom austria recorded 44,500 net additions in 1Q 06, exceeding last year’s figure by 101.7% due to ongoing promotions. mobilkom austria’s total subscriber number reached 3.4 million by the end of March 2006 compared to 3.3 million at the same time last year.
The market share decreased to 38.9% at the end of March 2006, compared to 40.4% at the end of March 2005 as market penetration was pushed by no-frill operators. Churn rate remained stable at 4.4% in 1Q 06 compared to the same period last year as higher prepaid churn was offset by lower contract churn.
Data revenues as a proportion of traffic-related revenues increased strongly from 17.0% during 1Q 05 to 21.5% during 1Q 06 reflecting mobilkom austria’s strong position in the mobile data business. This growth was mainly caused by a substantial increase of usage driven by datacards, which were pushed by strong campaigns and supported by wide coverage with EDGE, UMTS and HSDPA. By the end of March 2006, mobilkom austria had already sold 70,000 Vodafone Mobile Connect Cards and had more than 969,000 Vodafone live! customers.
To further strengthen its data business mobilkom austria launched HSDPA (High Speed Downlink Packet Access) in 1Q 06 in Vienna, building on its nationwide 3G coverage. HSDPA will be expanded to provincial capitals by mid year 2006.
The number of SMS increased by 35.3% to 182.0 million in 1Q 06 compared to the same period last year. SMS usage stimulation was mainly caused by the SMS Unlimited Option, which is part of the Unlimited tariff concept.
Revenues of mobilkom austria increased by 2.6% to EUR 434.2 million during 1Q 06 driven by higher monthly rental and equipment revenues. The increase in monthly rental revenues resulted from a higher number of contract subscribers and a higher number of data subscriptions sold. Equipment revenues rose by 43.1% as more handsets were sold and higher deliveries to dealers compared to last year.
Elasticity and stimulation of usage following the introduction of the Unlimited Tariffs allowing unlimited usage led to an increase of average minutes of use charged per subscriber (MoU) by 16.9% to 148.0 minutes in 1Q 06, which could not fully offset the impact from lower prices. Consequently average revenues per user (ARPU) declined by 3.7% to EUR 34.2 in 1Q 06 with a lower voice ARPU being partially offset by growing data ARPU.
Subscriber acquisition costs (SAC) declined by 18.4% to EUR 19.1 million in 1Q 06 and subscriber retention costs (SRC) decreased by 13.5% to EUR 14.7 million. SACs declined despite higher gross adds as the average subsidy was well below the high level of 1Q 05
Telekom Austria Group: Results for First Quarter 2006      5

incurred for an UMTS push. SRCs fell 1Q 06 despite a higher number of handset replacements because of lower cost per handset.
Operating income increased by 4.7% to EUR 111.3 million despite higher expenses for personnel and services received as well as interconnection costs. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 2.8% to EUR 173.6 million during 1Q 06.
In December 2005, the regulatory authority released a final decision on mobile termination rates for all mobile network operators in Austria. The decision provides a gliding path model requiring each mobile operator to reduce mobile termination rates every six month starting January 1, 2006 until a uniform termination charge of 6.79 Eurocent is reached by December 31, 2008 at the latest. In a first step, the decision covers the period through end of 2006, when a new decision is expected to be taken to cover the period through 2008.
On January 1, 2006 mobilkom austria reduced its mobile termination rate to 9.34 Eurocents. Under the gliding path model, mobilkom austria is obliged to reduce its termination rates further to 8.34 Eurocent in July 2006.
Mobiltel
With 3.65 million subscribers at the end of 1Q 06 Mobiltel increased its subscriber base by 16.3% compared to a subscriber base of 3.14 million in 1Q 05. The share of contract customers increased from 34.4% in 1Q 05 to 35.0% in 1Q 06.
Mobiltel’s churn rate rose from 4.6% to 6.2% year on year caused by an increase of prepaid churn as a result of aggressive competition following the entrance of a new operator.
The penetration in Bulgaria reached 84.7% at the end of 1Q 06 compared to 63.2% in 1Q 05 due to the strong performance of all market operators stimulating market growth.
In 1Q 06 Mobiltel’s market share decreased to 56.0% from 63.1% in 1Q 05 as a result of overall market growth and a competitive environment.
Average revenue per user (ARPU) was EUR 10.7 in 1Q 06 compared to EUR 12.0 during the same period last year. ARPU was mainly impacted by lower average prices as a result of competition.
Mobiltel’s revenues grew by 7.5% to EUR 126.9 million in 1Q 06 compared to the same period last year, primarily as a result of higher monthly rental and equipment revenues. The increase of monthly rental revenues was driven by a higher contract subscriber base. A higher number of handsets sold with higher average handset prices in 1Q 06 led to an increase in equipment revenues.
Mobiltel’s operating income decreased by 36.4% to EUR 43.5 million in 1Q 06 mainly due to higher amortization charges and higher material expenses mainly for handsets and interconnection expenses. The rise in amortization charges was primarily due to the allocation of EUR 509 million of the purchase price for Mobiltel to the fair value of the acquired subscriber base being amortized over a period of 7 years which was not included in the comparative figures of 1Q 05.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) declined from EUR 79.9 million to EUR 77.0 million in 1Q 06 following an extraordinary high level in 1Q 05.
In March 2006, Mobiltel introduced commercial 3G services and launched the first HSDPA network in Bulgaria.
Vipnet
Vipnet increased its subscriber numbers compared to last year by 26.2% to 1.66 million at the end of March 2006. Compared to the previous year contract subscribers increased by 34.7% to 264,900 and prepaid subscribers rose by 24.7% to 1,397,000. The share of contract customers rose from 14.9% in 1Q 05 to 15.9% in 1Q 06. The churn rate
6       Telekom Austria Group: Results for the First Quarter 2006

fell from 4.3% in 1Q 05 to 3.9% in 1Q 06 as a result of a lower prepaid churn due to adaptation of customer’s to match the definition used by competitors.
Vipnet’s market share decreased from 46.0% in 1Q 05 to 43.3% in 1Q 06 following the entrance of a third operator into the Croatian market. The mobile penetration rate in Croatia increased strongly from 64.9% to 87.0% compared year on year.
During 1Q 06, Vipnet’s revenues rose by 21.1% to EUR 101.1 million. The increase was primarily driven by higher traffic and equipment revenues as well as roaming revenues. Traffic revenues benefited from higher minutes of use charged albeit at lower tariffs. The usage increase was triggered by tariffs with free on-net calls. Equipment revenues in 1Q 06 increased due to a higher number of handsets sold at lower price per handset. Roaming revenues were driven by national roaming revenues from the third operator. Average ARPU declined by 12.6% to EUR 16.6 due to an increase in the prepaid subscriber base as a result of the change in subscriber definition and lower airtime revenues from on-net calls following the introduction of cheap on-net calls.
Vipnet’s operating income declined by 7.1% to EUR 14.3 million during 1Q 06 due to higher depreciation and amortization charges. Operating income before depreciation and amortization (adjusted EBITDA) rose by 1.2% to EUR 34.7 million. The adjusted EBITDA margin decreased from 41.1% during 1Q 05 to 34.3% in 1Q 06 reflecting higher cost for marketing and sales, as well as EUR 3.7 million included for the launch of a new Vipnet logo.
In April 2006, Vipnet launched UMTS and now provides 3G coverage to more than 90 percent of the population with a combination of UMTS and EDGE.
Simobil
In the third quarter 2005, the Slovenian regulatory authority imposed a new definition of active customers, which mainly effected the number of prepaid customers reported. As a result of this change, the subscriber figure at Si.mobil increased only slightly by 1.8% to 370,900 at the end of March 2006 compared to 364,500 at the end of March 2005. The number of contract subscribers increased by 20.1% to 188,900 and the contract share increased from 43.2% to 50.9% as of end of 1Q 06. Si.mobil’s churn rate increased from 5.2% in 1Q 05 to 5.6% in 1Q 06 which was driven by prepaid churn, while contract churn decreased on a year on year basis.
Si.mobil’s market share was 23.0% at the end of March 31, 2006 compared to 23.3% at the end of March 2005 impacted by the definition of active customers. In April, Vega the smallest operator in Slovenia, announced its exit from the Slovenian market and Si.mobil acquired 135 of Vega’s sites for EUR 2.5 million. The sites will be used to enhance the existing network of Si.mobil in terms of capacity and quality. Penetration in Slovenia increased from 78.9% in 1Q 05 to 81.3% in 1Q 06.
Revenues rose by 24.5% to EUR 26.9 million during 1Q 06 driven by higher traffic, monthly rental and equipment revenues. Higher number of minutes of use charged albeit at a lower average price, resulted in higher traffic revenues in 1Q 06. Monthly rental revenues increased due to a larger contract subscriber base. Equipment revenues increased due to a higher number of shipped terminals in combination with a higher average price per terminal. Average ARPU increased by 20.7% to EUR 18.1 during 1Q 06 compared to EUR 15.0 in 1Q 05 driven by higher traffic and monthly rental revenues.
Operating income of Si.mobil decreased slightly from EUR 2.0 million during 1Q 05 to EUR 1.9 million in 1Q 06 as a result of higher depreciation and amortization expenses.
Operating income before depreciation and amortization (adjusted EBITDA) rose by 8.7% to EUR 7.5 million due to higher revenues. The adjusted EBITDA-margin of Si.mobil decreased from 31.9% in 1Q 05 to
Telekom Austria Group: Results for First Quarter 2006      7

27.9% in 1Q 06 as a result of higher marketing expenses and higher subsidies as more contract customers were added.

Capital Expenditures
in EUR million	1Q 06	1Q 05	% Diff.

Wireline tangible	51.0	56.2	-9.3%
Wireless tangible	52.7	48.8	8.0%
Tangible	103.7	105.0	-1.2%

Wireline intangible	9.5	7.5	26.7%
Wireless intangible	8.6	6.7	28.4%
Intangible	18.1	14.2	27.5%

Total	121.8	119.2	2.2%

Consolidated net profit
During 1Q 06, net interest expenses declined by 5.8% to EUR 25.8 million despite higher net debt following the acquisition of Mobiltel in July 2005. This development is primarily a result of a lower average interest rate compared to last year.
Income tax expenses increased by 15.9% to EUR 40.9 million compared to 1Q 05. The effective tax rate was 21.0 % in 1Q 06 versus 24.2% in 1Q 05 primarily driven by the lower statutory tax rate of 15% in Bulgaria.
Overall, quarterly net income in 1Q 06 rose by 39.2% to EUR 154.0 million and basic and diluted earnings per share rose by 45.5% from EUR 0.22 to EUR 0.32.
Capital expenditures
During 1Q 06, group capital expenditures for tangible and intangible assets increased by 2.2% to 121.8 million.
Wireline tangible expenditures declined by 9.3% to 51.0 million. Lower investments into the broadband access network as a result of lower purchasing prices of ADSL equipment and lower core net investments led to this development. The decline was primarily due to EUR 9.7 million included in 1Q 05 required under the Austrian telecommunications interception ordinance to allow Austrian law enforcement agencies to standardize the data exchange.

Cash flow and net debt
in EUR million	1Q 06	1Q 05	% change

Cash generated from operations	321.2	299.0	7.4%
Cash from (used in) investing activities	-120.8	-194.6	37.9%
Cash from (used in) financing activities	-229.1	827.9	—
Effect of exchange rate changes	-0.4	0.3	—
Net increase (decrease) in cash and cash equivalents	-29.1	932.7	—

in EUR million	March 31, 2006	Dec. 31, 2005	% change

Net debt	2,977.4	3,113.7	-4.4%
Wireless expenditures for tangible assets increased by 8.0% to EUR 52.7 million in 1Q 06 mainly due to the consolidation of Mobiltel. Excluding Mobiltel, wireless expenditures for tangible assets declined by 33.8% to EUR 32.3 million. Capital expenditures in 1Q 05 were mainly driven by the network upgrade for the EDGE technology in Austria. Vipnet in Croatia had slightly higher capital expenditures for its network in 1Q 06 which were more than offset by the lower investments in Austria.
Group capital expenditures for intangible assets increased by 27.5% to EUR 18.1 million in 1Q 06. Wireline capital expenditures for intangible assets rose from EUR 7.5 million to EUR 9.5 million due to investments in billing software and licenses and software for aonDigital TV. Wireless capital expenditures for intangible assets increased by 28.4% to EUR 8.6 million in 1Q 06 mainly due to investments for billing software at mobilkom austria.
Cash flow and net debt
Cash generated from operations increased by 7.4% to EUR 321.2 million in 1Q 06. The higher operational cash flow in 1Q 06 compared to 1Q 05 resulted from higher net income despite an increase in the change in working capital from EUR 105.7 million in 1Q 05 to EUR 151.5 million. The latter increased due to seasonal inventory build-up and timing of cash outflow.
Cash used in investing activities decreased from EUR 194.6 million in 1Q 05 to EUR 120.8 million in 1Q 06. The main reason for the decline is EUR 80.0 million
8       Telekom Austria Group: Results for the First Quarter 2006

paid in 1Q 05 as option price under the call option agreement to purchase Mobiltel.
Financing activities generated a cash ouflow of EUR 229.1 million in 1Q 06 compared to a cash inflow of EUR 827.9 million in 1Q 05 as two bonds with a nominal value of EUR 500 million each were issued in January 2005. The purchase of treasury stock during 1Q 06 amounted to EUR 58.7 million compared to EUR 14.9 million in 1Q 05.
     Overall, net debt decreased by EUR 136.3 million to EUR 2,977.4 million as of March 31, 2006 compared EUR 3,113.7 million as of December 31, 2005. The debt to equity ratio (net gearing) decreased to 98.7%, compared to 106.7% as of December 31, 2005.
Net debt includes long-term debt, short- term borrowings, capital leases, cash and cash equivalents, marketable securities available for sale, short-term financing with related parties as well as financial instruments included in other assets and other current assets. Balances from the cross border lease transactions are excluded from net debt calculation.
Personnel
At the end of March 2006, group headcount amounted to 15,513 employees compared to 13,261 employees at the end of March 05, representing an increase of 17.0%.
The number of full time employees in the wireline segment declined by 87 employees to 9,552 compared to last year mainly due to attrition.
The number of full time employees in the wireless segment increased by 2,339 to 5,961 full time employees. On a comparable basis, excluding Mobiltel, the number of employees in the wireless segment decreased by 1.2% to 3,579.

Personnel	End of period			Average of period
(Full-time equivalents)	March 31, 2006	March 31, 2005	change	1Q 2006	1Q 2005	change

Wireline	9,552	9,639	-87	9,550	9,653	-103
Wireless	5,961	3,622	2.339	6,058	3,616	2,442

Total	15,513	13,261	2.252	15,608	13,269	2,339
Other events
In January 2006, Telekom Austria announced the resignation of CEO Heinz Sundt as of May 23, 2006. At the same time, Boris Nemsic was appointed as successor and will become Chief Executive Officer of Telekom Austria on May 24, 2006 in addition to his position as CEO of mobilkom austria. Rudolf Fischer was appointed as Deputy CEO.
Telekom Austria acquired 2,986,504 treasury shares at an average purchase price of EUR 19.64 in 1Q 06 for a total amount of EUR 58.7 million. As of March 31, 2006, Telekom Austria held 20,483,610 treasury shares, which were acquired at an average purchase price of EUR 15.38, reducing shareholders’ equity by EUR 315.1 million.
Details of the purchases are published each Tuesday on our corporate website under www.telekom.at
Subsequent events
On April 28, 2006, the Republic of Serbia invited mobile communication operators to participate in a tender process for a stake in “Mobi63” and a licence for a minimum price of EUR 800 million. Telekom Austria has on various occasions expressed its interest to acquire a controlling stake in the company.
On May 16, 2006 the supervisory board of Telekom Austria extended the management mandates of Boris Nemsic and Rudolf Fischer for five years until April 30, 2011.
Telekom Austria Group: Results for First Quarter 2006      9

Forecast for 2006 and Multiyear Outlook
The results for the first quarter fully support the outlook for the business year 2006 as announced with the publication of the full year results for 2005. All key financial figures are expected to improve in 2006, primarily driven by the consolidation of Mobiltel for full 12 months.
For the financial year 2006 the Telekom Austria Group expects operating revenues to rise by approximately 5% and adjusted EBITDA by about 10%. Although depreciation and amortization charges are expected to be marginally higher due to the consolidation of Mobiltel, Telekom Austria anticipates that operating income and net income will rise by approximately 20%. Thus with a steady payout ratio of 65%, a further increase in the dividend can be expected.
Capital expenditures in the wireless segment will rise due to the full-year consolidation of Mobiltel and higher investments in UMTS and HSDPA technologies in order to maintain our technological leadership in a competitive environment. Lower investments in the wireline segment will be unable to compensate for this increase. Barring the impact from possible acquisitions and despite the continuation of the share buyback program and an anticipated increase in cash taxes, the strong increase of cash flow will permit a reduction of net debt.
In the wireline segment the migration of voice minutes to mobile communications networks is expected to continue in 2006, leading to lower revenues and adjusted EBITDA. The broadband business in Austria will continue to grow, but will not fully compensate for the decline in traditional voice telephony. Supported by a further reduction in depreciation and amortization charges, operating income in the wireline segment is expected to show strong growth in 2006.
In the wireless segment the contribution from Mobiltel in particular is expected to lead to a further increase in operating revenues, adjusted EBITDA and operating income. Despite market consolidation in the Austrian market, price competition on that market is expected to remain fierce, whereby much of the expected growth of the wireless segment will be generated by Telekom Austria’s international subsidiaries. In this environment all the companies in the wireless segment will focus on clearly positioning themselves in their respective markets and pushing ahead with the expansion of mobile data services.
During the period of 2005 to 2009 and disregarding any possible acquisitions, Telekom Austria expects operating revenues to grow by a compound annual growth rate (CAGR) of approximately 2%. Adjusted EBITDA in this period should grow on average by approximately 2.5% per annum. Due to a continued decline in depreciation and amortization charges and lower interest expenses as a result of the continued reduction of net debt, Telekom Austria expects net income to rise on an average by roughly 13% per year.
10       Telekom Austria Group: Results for the First Quarter 2006

Disclaimer: Although Telekom Austria has conducted diligence customary in acquisitions in Central and Eastern Europe, based on the information to which Telekom Austria was given access during the acquisition process, Telekom Austria has not been involved in the management of Mobiltel until July 12, 2005. Financial data prior to this period are given for comparative purposes only. Telekom Austria does not take responsibility for the correctness of these figures.
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
Telekom Austria Group: Results for First Quarter 2006      11

TELEKOM AUSTRIA AG
Consolidated Balance Sheets

	March 31, 2006	December 31, 2005
(in EUR millions)	unaudited	audited

ASSETS
Current assets
Cash and cash equivalents	87.7	116.8
Short term investments	15.6	15.1
Accounts receivable — trade, net of allowances	715.7	714.3
Receivables due from related parties	0.0	0.0
Inventories	104.5	90.9
Prepaid expenses	150.8	121.7
Income taxes receivable	1.1	9.2
Non current assets held for sale	0.9	0.9
Other current assets	25.2	27.6

Total Current Assets	1,101.5	1,096.5

Investments in associates	4.3	3.7
Financial assets long-term	78.5	86.8
Goodwill	1,149.3	1,148.9
Other intangible assets, net	1,618.9	1,664.0
Property, plant and equipment, net	3,461.1	3,583.1
Other assets	10.1	6.0
Receivables due from related parties, long-term finance	0.1	0.0
Deferred tax assets	58.5	68.3

TOTAL ASSETS	7,482.3	7,657.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	615.1	704.1
Accounts payable — trade	434.2	544.2
Provisions and accrued liabilities	174.7	166.3
Payables to related parties	6.4	11.3
Income taxes payable	19.9	6.3
Other current liabilities	196.9	206.9
Deferred income	200.7	199.5

Total Current Liabilities	1,647.9	1,838.6

Long-term debt, net of current portion	2,479.2	2,557.7
Lease obligations, net of current portion	59.0	68.7
Employee benefit obligation	117.4	119.9
Provisions long-term	86.9	85.7
Deferred tax liabilities	23.6	17.9
Other liabilities and deferred income	52.6	50.0

Total Long Term Liabilities	2,818.7	2,899.9

Stockholders’ equity
Common stock, no par value shares 560,000,000 authorized (2005: 560,000,000), 500,000,000 issued (2005: 500,000,000), 479,516,390 outstanding (2005: 482,502,894)	1,090.5	1,090.5
Treasury shares	-315.1	-256.4
Additional capital	460.1	460.1
Retained Earnings	1,778.1	1,624.1
Revaluation reserve	0.5	0.4
Translation adjustments	1.5	0.0
Equity attributable to equity holders of the parent	3,015.6	2,918.7

Minority Interests	0.1	0.1

Total Stockholders’ equity	3,015.7	2,918.8

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,482.3	7,657.3

12     Telekom Austria Group: Results for the First Quarter 2006

TELEKOM AUSTRIA AG
Consolidated Statements of Operations*

			1Q 06	1Q 05
(in EUR millions, except per share information)			unaudited	unaudited

Operating revenues	a	)	1,158.6	1,000.6
Other operating income			13.5	17.9

Operating expenses	b	)
Materials			-86.7	-69.3
Employee costs, including benefits and taxes			-187.7	-176.1
Depreciation and amortization			-280.2	-262.9
Impairment charges			-2.5	0.0
Other operating expenses			-393.3	-340.6
Operating income			221.6	169.6

Other income (expense)
Interest income	c	)	5.3	8.2
Interest expense	d	)	-31.1	-35.6
Foreign exchange differences			-0.2	0.0
(Loss) Income from investments			-0.9	3.4
Equity in earnings of affiliates			0.3	0.2

Income before income taxes			194.9	145.9

Income tax expense			-40.9	-35.3

Net income			154.0	110.6

Attributable to:

Equity holders of the parent			154.0	110.6
Minority interests			0.0	0.0

Basic and fully diluted earnings per share			0.32	0.22

*	Consolidated 1Q 06 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 1Q 05.
Telekom Austria Group: Results for First Quarter 2006     13

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows*

	1Q 06	1Q 05
(in EUR million)	unaudited	unaudited

Cash generated from operations
Net Income	154.0	110.6
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	282.7	262.9
Write-offs from and appreciation to investments	1.1	0.0
Employee benefit obligation — non cash	-1.7	3.2
Allowance for doubtful accounts	8.1	6.3
Change in deferred taxes	15.5	24.7
Equity in earnings of affiliates in excess of dividends received	-0.3	-0.2
Stock compensation	6.2	5.9
Asset retirement obligation — accretion expense	0.8	0.8
Gain/Loss on sale of investments	-0.2	-3.4
Loss (Gain) on disposal/retirement of equipment	6.3	-5.8
Other	0.2	-0.3

	472.7	404.7

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-9.6	39.0
Due from related parties	-0.4	0.0
Inventories	-13.6	-3.3
Prepaid expenses and other assets	-17.8	-11.5
Accounts payable — trade	-109.6	-153.4
Employee benefit obligation	-0.8	-2.3
Provisions and accrued liabilities	8.4	5.0
Due to related parties	-4.8	-4.3
Other liabilities and deferred income	-3.3	25.1
	-151.5	-105.7

Cash generated from operations	321.2	299.0

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-121.8	-119.2
Sale of subsidiary, net of cash	-0.4	0.0
Purchase of call option to acquire equity instruments	0.0	-80.0
Proceeds from sale of equipment	1.4	14.6
Purchase of investments — short-term	0.0	-22.0
Purchase of investments — long-term	-1.1	-0.7
Proceeds from sale of investments — short-term	0.1	12.1
Proceeds from sale of investments — long-term	1.0	0.6

Cash used in investing activities	-120.8	-194.6

Cash from (used in) financing activities
Proceeds from issuance of bonds	0.0	989.0
Principal payments on long-term debt	-53.7	-161.7
Changes in short-term bank borrowings	-116.7	15.5
Purchase of treasury shares	-58.7	-14.9

Cash generated from (used in) financing activities	-229.1	827.9

Effect of exchange rate changes	-0.4	0.3

Net increase (decrease) in cash and cash equivalents	-29.1	932.7

Cash and cash equivalents at beginning of period	116.8	288.2
Cash and cash equivalents at end of period	87.7	1,220.9

*	Consolidated 1Q 06 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 1Q 05.
14     Telekom Austria Group: Results for the First Quarter 2006

TELEKOM AUSTRIA AG
Consolidated Statement of Changes in Stockholders’ Equity

			Additional						Total
	Common	Treasury	paid in	Retained	Revaluation	Translation		Minority	stockholders’
(in EUR millions)	stock*	stock**	capital	earnings	Reserve	adjustment	Total	Interest	equity

Balance December 31, 2005	1,090.5	-256.5	460.1	1,624.2	0.4	0.0	2,918.7	0.1	2,918.8

Net unrealized gains on securities, net of EUR 0.0 deferred income tax					0.1		0.1		0.1
Foreign currency translation adjustment net of EUR 0.0 deferred income tax						1.5	1.5		1.5
Net income recognized directly in equity							1.6		1.6
Net income				154.0			154.0	0.0	154.0
Total recognized income for the period							155.6		155.6
Purchase of Treasury shares		-58.7					-58.7		-58.7

Balance March 31, 2006	1,090.5	-315.2	460.1	1,778.2	0.5	1.5	3,015.6	0.1	3,015.7

*	Number of shares of common stock per March 31, 2005 amounted to 500,000,000 unchanged to December 31, 2005.

**	Number of shares of treasury stock per March 31, 2006 amounted to 20,483,610 compared to 17,497,106 per December 31, 2005 and 7,262,495 per March 31, 2005.
Net Debt

(in EUR millions)	March 31, 2006	December 31, 2005

Long-term debt	2,489.3	2,557.7
Short-term borrowings	615.1	704.1
- Short-term portion of capital and cross border lease	-11.9	-9.4
+ Capital lease obligations	0.2	0.6
Cash and cash equivalents, short-term and long term investments	-110.3	-139.3
Financial instruments, included in other assets and other current assets	-5.0	0.0

Net debt	2,977.4	3,113.7

Net debt/equity	98.7%	106.7%

TELEKOM AUSTRIA AG
Reconciliation from Adjusted EBITDA to Net Income*

(in EUR millions)	1Q 06	1Q 05

Adjusted EBITDA (excluding impairment charges)**	504.3	432.5
Impairment charges	-2.5	0.0

Consolidated adjusted EBITDA** (including impairment charges)	501.8	432.5
Depreciation and amortization	-280.2	-262.9
Interest income	5.2	8.2

Interest expense	-30.3	-34.7

Accretion expense	-0.8	-0.8
Foreign exchange differences	-0.2	0.0
Income/loss from investments	-0.9	3.4
Equity in earnings of affiliates	0.3	0.2

Income before income taxes	194.9	145.9
Income tax expense	-40.9	-35.3

Net Income	154.0	110.6

*	Consolidated 1Q 06 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 1Q 05.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for First Quarter 2006     15

Operating Results by Segment*

(in EUR million)	1Q 06	1Q 05	% change

Revenues
Wireline	534.9	530.2	0.9%
Wireless	688.2	526.0	30.8%
Other & eliminations	-64.5	-55.6	-16.0%

Totals revenues	1,158.6	1,000.6	15.8%

Operating income
Wireline	49.7	44.8	10.9%
Wireless	171.4	124.3	37.9%
Other & eliminations	0.5	0.5	0.0%

Consolidated operating income	221.6	169.6	30.7%

Adjusted EBITDA**
Wireline	210.4	220.1	-4.4%
Wireless	293.6	212.1	38.4%
Other & eliminations	0.3	0.3	0.0%

Consolidated adjusted EBITDA**	504.3	432.5	16.6%

Capital expenditures

in EUR million	1Q 06	1Q 05	% change

Wireline tangible	51.0	56.2	-9.3%
Wireless tangible	52.7	48.8	8.0%

Tangible	103.7	105.0	-1.2%

Wireline intangible	9.5	7.5	26.7%
Wireless intangible	8.6	6.7	28.4%

Intangible	18.1	14.2	27.5%

Total	121.8	119.2	2.2%

Personnel

Personnel (full-time employees)	End of period			Average of period
	March 31, 2006	March. 31, 2005	change	1Q 06	1Q 05	change

Wireline	9,552	9,639	-87	9,550	9,653	-103
Wireless	5,961	3,622	2,339	6,058	3,616	2,442

Telekom Austria Group	15,513	13,261	2,252	15,608	13,269	2,339

*	Consolidated 1Q 06 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 1Q 05.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
16     Telekom Austria Group: Results for the First Quarter 2006

Operational Data Wireline

Lines and channels (in ’000):	March 31, 2006	March 31, 2005	% change

PSTN access lines	2,350.0	2,431.2	-3.3%
Basic ISDN access lines	412.9	437.1	-5.6%
Multi ISDN access lines	7.3	7.5	-2.8%

Total access lines	2,770.2	2,875.9	-3.7%
Total access channels	3,395.9	3,531.9	-3.8%

ADSL retail access lines	501.9	349.0	43.8%
ADSL wholesale access lines	114.1	94.9	20.2%

Total ADSL access lines	616.0	443.9	38.8%

Traffic minutes (in millions of minutes) during the period:	1Q 06	1Q 05	% change

National	954	1,029	-7.2%
Fixed-to-mobile	205	207	-1.1%
International	109	115	-5.1%

Total voice minutes	1,268	1,351	-6.1%
Internet dial up	463	715	-35.2%

Total wireline minutes	1,731	2,066	-16.2%

Total voice market share	55.5%	55.0%
Total market share (incl. Internet dial up)	55.9%	55.8%

Total average voice telephony tariff (EUR/min.)	0.076	0.075	1.3%
Total average Internet dial-up tariff (EUR/min.)	0.017	0.016	6.3%
ADSL ARPU residential	29.0	32.1	-9.7%

	March 31, 2006	March 31, 2005	% change

Internet subscribers in Austria (‘in 000)	1,458.1	1,240.7	17.5%
Czech On Line customers (‘in 000)	193.4	239.0	-19.1%

Wireline operating revenues (in EUR million)	1Q 06	1Q 05	% change

Switched voice traffic revenues	99.8	101.6	-1.8%
Switched voice monthly rental & other voice telephony revenues	133.2	139.2	-4.3%
Payphones & value added services	10.8	12.6	-14.3%
Data & IT-solutions including wholesale	103.6	102.8	0.8%
Internet access & media	67.3	58.0	16.0%
Wholesale voice telephony & Internet	92.3	88.2	4.6%
Other	27.9	27.8	0.4%

Total wireline operating revenues	534.9	530.2	0.9%

Telekom Austria Group: Results for First Quarter 2006     17

Operational Data Wireless*

Wireless (EUR million)	1Q 06	1Q 05	% change

Revenues	688.2	526.0	30.8%
Operating income	171.4	124.3	37.9%
Adjusted EBITDA**	293.6	212.1	38.4%
Data as a portion of traffic-related revenues	20.9%	19.0%

Wireless, on a comparable basis, excluding Mobiltel	1Q 06	1Q 05	% change

Revenues	562.4	526.0	6.9%
Operating income	127.9	124.3	2.9%
Adjusted EBITDA**	216.6	212.1	2.1%
Data as a portion of traffic-related revenues	23.1%	19.0%

	March 31, 2006	March 31, 2005	% change

Subscribers (‘000)	9,128.4	4,980.5	83.3%
Subscribers, on a comparable basis, excluding Mobiltel	5,473.9	4,980.5	9.9%

mobilkom austria*** (EUR million)	1Q 06	1Q 05	% change

Revenues	434.2	423.2	2.6%
Operating income	111.3	106.3	4.7%
Adjusted EBITDA**	173.6	168.9	2.8%
Monthly ARPU (EUR)	34.2	35.5	-3.7%
Data as a portion of traffic-related revenues	21.5%	17.0%
Subscriber acquisition cost (SAC)	19.1	23.4	-18.4%
Subscriber retention cost (SRC)	14.7	17.0	-13.5%
Churn (3 months)	4.4%	4.4%	0.0%
Monthly MOU charged/ø subscriber	148.0	126.6	16.9%

	March 31, 2006	March 31, 2005	% change

Subscribers (‘000)	3,436.7	3,295.7	4.3%
Contract share	57.6%	54.9%
Market share	38.9%	40.4%
Market penetration	107.7%	99.6%

Mobiltel (EUR million)	1Q 06	1Q 05	% change

Revenues	126.9	118.0	7.5%
Operating income	43.5	68.4	-36.4%
Adjusted EBITDA**	77.0	79.9	-3.6%
Monthly ARPU (EUR)	10.7	12.0	-10.8%

	March 31, 2006	March 31, 2005	% change

Subscribers (‘000)	3,654.5	3,143.3	16.3%
Contract share	35.0%	34.4%
Market share	56.0%	63.1%
Market penetration	84.7%	63.2%

*	Consolidated 1Q 06 financial statements of Telekom Austria include financial figures for Mobiltel. Mobiltel financial results are not included in 1Q 05.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

***	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.
18     Telekom Austria Group: Results for the First Quarter 2006

Vipnet* (EUR million)	1Q 06	1Q 05	% change

Revenues	101.1	83.5	21.1%
Operating income	14.3	15.4	-7.1%
Adjusted EBITDA**	34.7	34.3	1.2%
Monthly ARPU (EUR)	16.6	19.0	-12.6%

	March 31, 2006	March 31, 2005	% change

Subscribers (‘000)	1,661.9	1,316.8	26.2%
Contract share	15.9%	14.9%
Market share	43.3%	46.0%
Market penetration	87.0%	64.9%

Si.mobil* (EUR million)	1Q 06	1Q 05	% change

Revenues	26.9	21.6	24.5%
Operating income	1.9	2.0	-5.0%
Adjusted EBITDA**	7.5	6.9	8.7%
Monthly ARPU (EUR)	18.1	15.0	20.7%

	March 31, 2006	March 31, 2005	% change

Subscribers (‘000)	370.9	364.5	1.8%
Contract share	50.9%	43.2%
Market share	23.0%	23.3%
Market penetration	81.3%	78.9%

mobilkom liechtenstein (EUR million)	1Q 06	1Q 05	% change

Revenues	5.8	2.3	152.2%
Operating income	0.6	0.6	0.0%
Adjusted EBITDA*	0.8	0.7	14.3%

	March 31, 2006	March 31, 2005	% change

Subscribers (‘000)	4.4	3.5	25.7%

*	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for First Quarter 2006     19

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 18, 2006